Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2008	2007
Basic:
Average shares outstanding	13,381,500	13,683,723
Net income (loss)	$(15,153,280)	$ 7,335,473
Per share amount	$(1.13)	$0.54
Diluted:
Average shares outstanding	13,381,500	13,683,723
Net effect of dilutive stock options - based on the treasury stock method using average market price	N/A	119,389
Diluted shares	13,381,500	13,803,112
Net income (loss)	$(15,153,280)	$ 7,335,473
Per share amount	$(1.13)	$0.53

Note:  Because of the Company's loss from continuing operations, no potential common shares were included in the calculation of diluted earnings per share for the three months ended March 31, 2008.  Antidilutive stock options totaling 313,569 shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2007.